Exhibit 99.1

Uranium Royalty Corp. Grants Incentive Stock Options

Vancouver, British Columbia – May 31, 2021 – Uranium Royalty Corp. (TSX-V: URC; NASDAQ: UROY) (“URC” or the “Company”) announced today the grant of incentive stock options to purchase 725,000 common shares of the Company (the “Options”) to certain directors, officers, employees and consultants of the Company pursuant to the Company’s long term incentive plan (the “Plan”), which included 450,000 Options issued to directors and officers of the Company. The Options have an exercise price of $3.49 per share, representing the market price for the common shares on May 28, 2021, and are valid for a period of five years. The Options vest over a period of eighteen months.

The Company further announces that it has entered into a digital marketing agreement with Wallace Hill Partners Ltd. (“WHP”), an independent company that provides digital marketing services to public companies. The engagement has a 12-month term and may be terminated by the Company at any time. Pursuant to the agreement, the Company will pay $100,000 to WHP in consideration for the services provided thereunder, including, among other things, online marketing and publishing services through internal and third-party advertisers, to further increase the Company’s profile. In addition to the Option grants to directors, officers, employees and consultants set forth above, the Company has granted Options to purchase 150,000 common shares of the Company to WHP. Such Options have an exercise price of $3.49 per share and are valid for a period of two years. The options vest incrementally over a 12-month period.

About Uranium Royalty Corp.

Uranium Royalty Corp. (URC) is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium.

Contact: Scott Melbye – Chief Executive Officer Email: smelbye@uraniumroyalty.com	Corporate Office: 1030 West Georgia Street, Suite 1830, Vancouver, BC, V6E 2Y3 Phone: 604.396.8222

Investor Relations: Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.